UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: July 23, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated July 23, 2012, entitled “Major Transaction in relation to the Proposed Acquisition of Nexen”
99.2	Press Release dated July 23, 2012, entitled “CNOOC Limited Enters Into Definitive Agreement to Acquire Nexen Inc.”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

MAJOR TRANSACTION
IN RELATION TO THE PROPOSED ACQUISITION OF NEXEN

THE ARRANGEMENT AGREEMENT

The Board is pleased to announce that on 23 July 2012, Canada local time (23 July 2012, Hong Kong time), the Company, the Purchaser and Nexen entered into the Arrangement Agreement in relation to the Proposed Acquisition by the Company (through its wholly-owned subsidiary, the Purchaser) of the Nexen Shares pursuant to a Plan of Arrangement under the CBCA.

The aggregate value of the Consideration of the Proposed Acquisition is approximately US$15.1 billion (approximately HK$117.2 billion), and is to be payable in cash. The current indebtedness of Nexen of approximately US$4.3 billion (approximately HK$33.6 billion) will remain outstanding. The Company intends to fund the Proposed Acquisition through existing cash resources and external financing.

Nexen is listed on the Toronto Stock Exchange and the New York Stock Exchange. Upon completion of the Proposed Acquisition, Nexen will become a subsidiary of the Company and if the Proposed Acquisition is also approved by holders of the Preferred Shares referred to below, Nexen will become a wholly-owned subsidiary of the Company.

IMPLICATIONS UNDER THE LISTING RULES

As the applicable percentage ratios calculated under Chapter 14 of the Listing Rules in respect of the Proposed Acquisition exceed 25% but are less than 100%, the Proposed Acquisition will constitute a major transaction of the Company for the purposes of, and is subject to the notification, publication and shareholders’ approval requirements under the Listing Rules.

As no Shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for approving the Proposed Acquisition, and as the Company has obtained a written approval of the Proposed Acquisition from the Controlling Shareholder, which directly holds approximately 64.45% of the issued and outstanding shares of the Company as at the date of this announcement, pursuant to Rule 14.44 of the Listing Rules, the Company is not required to convene a general meeting for approving the Proposed Acquisition.

GENERAL

A circular containing, among other information, further details of the Proposed Acquisition will be dispatched to Shareholders in compliance with the Listing Rules.

Pursuant to Rules 14.41 of the Listing Rules, the Company is required to dispatch to Shareholders a circular in relation to the Proposed Acquisition within 15 business days after the publication of this announcement, that is, on or before 13 August 2012. The Company may not be able to dispatch the circular within such period due to the time required to prepare the relevant financial and other information to be included in the circular under the Listing Rules, in which case the Company shall make a further announcement of any expected delay in dispatch of the circular in due course.

Shareholders and potential investors should note that the Proposed Acquisition is subject to various conditions which may or may not be fulfilled. There is therefore no assurance that the Proposed Acquisition will proceed and, if it proceeds, on what terms it may proceed. Shareholders and potential investors are reminded to exercise caution when dealing in the Shares of the Company.

PROPOSED ACQUISITION OF NEXEN

The Board is pleased to announce that on 23 July 2012, Canada local time (23 July 2012, Hong Kong time), the Company, the Purchaser and Nexen entered into the Arrangement Agreement for the Proposed Acquisition by the Company (through its wholly-owned subsidiary, the Purchaser) of the Nexen Shares pursuant to a Plan of Arrangement under the CBCA.

Nexen is listed on the Toronto Stock Exchange and the New York Stock Exchange. Upon completion of the Proposed Acquisition, Nexen will become a subsidiary of the Company and if the Proposed Acquisition is also approved by holders of the Preferred Shares referred to below, Nexen will become a wholly-owned subsidiary of the Company.

The Company intends to fund the Proposed Acquisition through existing cash resources and external financing.

THE ARRANGEMENT AGREEMENT

Date

23 July 2012, Canada local time (23 July 2012 Hong Kong time)

Parties

(i)	the Company

(ii)	the Purchaser

(iii)	Nexen

The Company confirms that, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, as at the date of this announcement, Nexen and its ultimate beneficial owners are third parties independent of the Company and are not connected persons of the Company or its subsidiaries or their respective associates.

Shares to be acquired

Pursuant to the Arrangement Agreement, the Company will (through its wholly-owned subsidiary, the Purchaser) acquire all of the Common Shares, and if the Preferred Shareholder Resolution is passed, all of the Preferred Shares, through a Plan of Arrangement under the CBCA.

Consideration

The aggregate value of the Consideration of the Proposed Acquisition is approximately US$15.1 billion (approximately HK$117.2 billion), and is to be payable in cash. The current indebtedness of Nexen of approximately US$4.3 billion (approximately HK$33.6 billion) will remain outstanding. The Purchaser shall, immediately prior to the sending by Nexen of the Articles of Arrangement to the director appointed pursuant to Section 260 of the CBCA, provide the depositary with sufficient funds to be held in escrow to satisfy (i) the aggregate Consideration per Common Share as provided in the Plan of Arrangement; and (ii) if the Preferred Shareholder Resolution is passed, the aggregate Consideration per Preferred Share.

If, on or after the date of the Arrangement Agreement, Nexen sets a record date for any dividend or other distribution on Nexen Shares (other than certain Permitted Dividends) that is prior to the Effective Time or Nexen pays any dividend or other distribution on Nexen Shares (other than certain Permitted Dividends) prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Nexen Share do not exceed the applicable Consideration per Nexen Share, the applicable Consideration per Nexen Share shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Nexen Share exceeds the applicable Consideration per Nexen Share, such excess amount shall be placed in escrow for the account of the Purchaser or another person designated by the Purchaser.

Basis of the Consideration

The Consideration of the Proposed Acquisition was determined after arm’s length negotiations between the Company and Nexen and with reference to recent market trading prices of Common Shares and the Company's view of the value of the assets and business of Nexen. The Consideration price of US$27.50 per Common Share represents a premium of 61% relative to the closing price of the Common Shares on the New York Stock Exchange on 20 July 2012 and a premium of 66% relative to the volume weighted average price of the Common Shares over the 20 trading days ending 20 July 2012.

Employees

Unless otherwise agreed in writing between the parties, each of the Company and Purchaser has covenanted and agreed that the Nexen Employees shall be provided with compensation not less than, and benefits that are, in the aggregate, no less favorable than, those provided to such Nexen Employee immediately prior to the Effective Time.

Each of the Company and the Purchaser has covenanted and agreed to honor and comply in all material respects with the terms of all the existing employment agreements, change of control agreements and severance obligations of Nexen and its subsidiaries and all obligations of Nexen and its subsidiaries under any employee plans.

Each of the Company and the Purchaser has further covenanted and agreed to cause Nexen to allocate and pay out to Nexen Employees bonus amounts in respect of the calendar year ending 31 December 2012 in accordance with Nexen’s customary year-end bonus practices consistently applied in accordance with prior years.

Each of the Company and the Purchaser has agreed and acknowledged that Nexen shall institute a special transition bonus program, and subject to completion of the Arrangement, each of the Company and the Purchaser has covenanted and agreed to cause Nexen to allocate and pay out to Nexen Employees bonus amounts pursuant to the terms of such bonus program.

The above terms shall not apply to any Nexen Employee who is covered by a Collective Agreement and instead, the terms and conditions of employment of each such Nexen Employee following the Effective Time shall be governed by the terms of the applicable Collective Agreement.

Guarantee

The Company has unconditionally and irrevocably guaranteed in favour of Nexen the due and punctual performance by the Purchaser of the Purchaser’s obligations under the Arrangement Agreement.

Regulatory Approvals

Completion of the Proposed Acquisition is subject to receipt of applicable governmental and regulatory approvals by the relevant authorities in, among others, Canada, the European Union (if required), the United States and the People’s Republic of China.  As soon as reasonably practicable after the date of the Arrangement Agreement, each party, or where appropriate, the parties jointly, shall identify any such approvals necessary to complete the Arrangement and will make all notifications, filings, applications and submissions with governmental entities required or advisable.

Conditions

Mutual Conditions

The parties to the Arrangement Agreement are not required to complete the Arrangement unless each of the following Conditions, summarized below, is satisfied on or prior to the Effective Time, which Conditions may only be waived, in whole or in part, by the mutual consent of each of the parties:

(a)	the Arrangement Resolution has been approved and adopted by the holders of Common Shares at the special meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement;

(c)
each of the key regulatory approvals (as set forth in the Arrangement Agreement) has been made, given or obtained on terms acceptable to Nexen, the Company and the Purchaser, each acting reasonably, and  in the case of the Company and the Purchaser subject to compliance with their respective covenants in respect of the regulatory approvals and each such key regulatory approval is in force and has not been modified;

(d)	no law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Nexen, the Company or the Purchaser from consummating the Arrangement;

(e)	the Articles of Arrangement to be filed under the CBCA in accordance with the Arrangement Agreement shall be in a form and content satisfactory to Nexen and the Purchaser, each acting reasonably; and

(f)	absence of certain actions or proceedings (whether by a governmental entity or any other person).

Additional Conditions to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following Conditions, summarized below, is satisfied on or before the Effective Time:

(a)
the representations and warranties of Nexen set forth in the Arrangement Agreement being true and correct as of the date of the Arrangement Agreement and at the Effective Time, subject, in most cases, to a material adverse effect standard;

(b)	material compliance by Nexen with each of its covenants in the Arrangement Agreement;

(c)
receipt of all regulatory approvals (other than key regulatory approvals) and all other third party consents, waivers and the similar approvals, subject to the standards and exceptions set forth in the Arrangement Agreement;

(d)	rights of dissent have not been exercised with respect to more than 5% of the issued and outstanding Common Shares; and

(e)	there shall not have been or occurred a material adverse effect on Nexen.

Additional Conditions to the Obligations of Nexen

Nexen is not required to complete the Arrangement unless each of the following Conditions, summarized below, is satisfied on or before the Effective Time:

(a)
the representations and warranties of the Company and the Purchaser set forth in the Arrangement Agreement being true and correct as of the date of Arrangement Agreement and the Effective Time, subject, in most cases, to a material adverse effect standard; and

(b)	material compliance by the Company and the Purchaser with each of its covenants in the Arrangement Agreement.

Effecting the Plan of Arrangement

The Proposed Acquisition will be effected by way of a Plan of Arrangement. The Plan of Arrangement involves a Court-supervised process and will be effected through the proceedings under the CBCA.

The Arrangement Resolution must be approved by at least two-thirds of the votes cast by the holders of the Common Shares. If at least two-thirds of holders of the votes cast by the holders of the Preferred Shares approve the Arrangement, then the Arrangement will also include the Preferred Shares. The Plan of Arrangement must be subsequently approved by the Court.

Nexen Board Recommendation

The Nexen Board, after consulting with its financial and legal advisors, has unanimously determined that the Arrangement is in the best interest of Nexen and is fair to Nexen shareholders from a financial point of view. Accordingly, the Nexen Board unanimously recommends that the holders of Common Shares and the holders of Preferred Shares should vote their shares in favor of the Arrangement Agreement at the special meeting of shareholders of Nexen expected to be held late in the third quarter of 2012.

Termination Date

Either the Company, the Purchaser or Nexen may terminate the Arrangement Agreement, among other events, if the Arrangement does not occur by 31 January 2013, subject, if certain regulatory approvals are not received, to any party’s right to extend such date for successive periods of 15 days (but not in excess of 75 business days in the aggregate).

Non-Solicitation and Termination Fee

The Arrangement Agreement includes a non-solicitation covenant on the part of Nexen, subject to customary “fiduciary out” provisions that entitle Nexen to consider and accept an acquisition proposal that is a superior proposal, provided the Purchaser has a right to match any superior proposal.

If the Arrangement Agreement is terminated under certain circumstances, including if Nexen enters into an agreement with respect to a superior proposal or if the Nexen Board changes, withdraws or modifies its recommendation with respect to the Proposed Acquisition, the Purchaser is entitled to a termination fee in the amount of US$425 million.

Reverse Termination Fee

If the Arrangement Agreement is terminated solely as a result of the PRC approvals having not been obtained, the Purchaser shall pay Nexen a termination fee in the amount of US$425 million.

FUTURE PLANS OF THE COMPANY

In connection with the Proposed Acquisition and also to demonstrate its commitment to Canada and the Canadian oil and gas industry, the Company intends to carry out a number of plans, including to establish Calgary as the head office of its North and Central American operations, retain Nexen's current management team and employees, implement and enhance Nexen's current planned capital expenditure program and maintain and enhance community and social commitments. The Company also intends to pursue an additional listing on the Toronto Stock Exchange.

INFORMATION ON THE COMPANY AND THE PURCHASER

The Group is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sales of oil and natural gas. The Group’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. In overseas, the Group has oil and gas assets in Asia, Africa, North America, South America and Oceania. As of 31 December 2011, the Group owned net proved reserves of approximately 3.19 billion boe, and its average daily net production was 909,000 boe. The Group had 5,377 employees and total assets of approximately RMB384.26 billion.

The Purchaser is a limited liability company incorporated in Canada and is a wholly owned subsidiary of the Company. The principal business activity of the Purchaser is investment holding.

INFORMATION ON NEXEN

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the following sets out the information relating to Nexen.

Nexen is an independent Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, as well as leadership in ethics, integrity, governance and environmental stewardship.

Nexen currently focuses on three core businesses:

•
Conventional Oil & Gas: Nexen has major positions in three of the world’s most significant conventional basins — the UK North Sea, Offshore West Africa and the deep-water Gulf of Mexico. It is the second largest oil producer in the UK North Sea.

•
Oil Sands: Nexen has an interest in more than 656,000 undeveloped acres (gross) in the Athabasca oil sands region, with net proved plus probable reserves of 1,350 million barrel and approximately 4 billion barrels of contingent recoverable oil sands resource. Nexen is a 65% owner and the operator of Long Lake, an integrated steam assisted gravity drainage (SAGD) and upgrading operation. Nexen also has a 7.23% interest in the Syncrude Canada oil sands mining and upgrading facility.

•
Shale Gas: Shale gas is expected to be a source of growth for Nexen in the future. With 300,000 acres shale gas lands in the Horn River, Cordova and Liard basins in northeastern British Columbia, it has enough resources to double Nexen’s proved reserves. Nexen has a joint venture shale gas project in Poland and is exploring for shale gas in Colombia.

Nexen had average production of 207 mboe/d (after royalties) in the second quarter of 2012. In accordance with U.S. Securities and Exchange Commission rules, Nexen had 900 mmboe of proved reserves and 1,122 mmboe of probable reserves as of 31 December 2011. In addition, Nexen had best estimate contingent resources of 5.6 billion boe in accordance with Canadian National Instrument 51-101, predominately in the Canadian oil sands as of 31 December 2011.

Set out below are the net profits (both before and after taxation and extraordinary items) of Nexen, prepared under IFRS, for the two financial years immediately preceding the date of this announcement:

For the financial year ended 31 December
	2011		2010
	C$	HK$ Equivalent	C$	HK$ Equivalent
Net profits before taxation and extraordinary items	1,723 million	13,193 million	1,130 million	8,652 million
Net profits after taxation and extraordinary items	697 million	5,337 million	1,127 million	8,629 million

As at 31 December 2011, the shareholders’ equity of Nexen was approximately C$8,373 million (approximately HK$64,112 million).

REASONS AND BENEFITS OF THE PROPOSED ACQUISITION

The Group has been a significant investor in Canada since 2005, with total capital investment of C$2.8 billion. These investments include a stake in MEG Energy Inc. (www.megenergy.com), OPTI Canada Inc. (Nexen’s partners in the Long Lake SAGD and Upgrader) and a 60% interest in Northern Cross (Yukon) Limited (www.northerncrossyukon.ca).

The acquisition of Nexen will expand the Group’s overseas businesses and resource base in order to deliver long-term, sustainable growth. Nexen will complement the Group’s large offshore production footprint in China and extends the Group’s global presence with a high-quality asset base in many of the world’s most significant producing regions – including Western Canada, the U.K. North Sea, the Gulf of Mexico and offshore Nigeria – focused on conventional oil and gas, oil sands and shale gas.  In addition, Nexen management’s current mandate will be expanded to include all of the Group’s North American and Caribbean assets.

Taking into account the benefits of the Proposed Acquisition, the Board is of the view that the terms of the Proposed Acquisition are fair and reasonable and the Proposed Acquisition is in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As the applicable percentage ratios calculated under Chapter 14 of the Listing Rules in respect of the Proposed Acquisition exceed 25% but are less than 100%, the Proposed Acquisition will constitute a major transaction of the Company for the purposes of, and is subject to the notification, publication and shareholders’ approval requirements under the Listing Rules.

As no Shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for approving the Proposed Acquisition, and as the Company has obtained a written approval of the Proposed Acquisition from the Controlling Shareholder, which directly holds approximately 64.45% of the issued and outstanding shares of the Company as at the date of this announcement, pursuant to Rule 14.44 of the Listing Rules, the Company is not required to convene a general meeting for approving the Proposed Acquisition.

Shareholders and potential investors should note that the Proposed Acquisition is subject to various Conditions which may or may not be fulfilled. There is therefore no assurance that the Proposed Acquisition will proceed and, if it proceeds, on what terms it may proceed. Shareholders and potential investors are reminded to exercise caution when dealing in the Shares of the Company.

GENERAL

A circular containing, among other information, further details of the Proposed Acquisition will be dispatched to Shareholders in compliance with the Listing Rules.

Pursuant to Rules 14.41 of the Listing Rules, the Company is required to despatch to the Shareholders a circular in relation to the Proposed Acquisition within 15 business days after the publication of this announcement, that is, on or before 13 August 2012. The Company may not be able to dispatch the circular within such period due to the time required to prepare the relevant financial and other information to be included in the circular under the Listing Rules, in which case the Company shall make a further announcement of any expected delay in dispatch of the circular in due course.

DEFINITIONS

In this announcement, the following expressions shall, unless the context requires otherwise, have the following meanings:

“Arrangement”
an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Nexen and the Purchaser, each acting reasonably

“Arrangement Agreement”	the agreement dated 23 July, 2012, Canada local time (23 July, 2012, Hong Kong time) entered into by the Company, the Purchaser and Nexen in relation to the Proposed Acquisition

“Arrangement Resolution”	the special resolution approving the Plan of Arrangement to be considered at the special meeting of Nexen by the holders of Common Shares

“Articles of Arrangement”
the articles of arrangement of Nexen in respect of the Arrangement, required by the CBCA to be sent to the director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Nexen and the Purchaser, each acting reasonably

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“boe”	barrels-of-oil-equivalent

“C$”	Canadian dollars, the lawful currency of Canada

“CBCA”	Canada Business Corporations Act

“Collective Agreement”
all collective bargaining agreements or union agreements currently applicable to Nexen and/or any of its subsidiaries and all related documents, including letters of understanding, letters of intent and other written communications with bargaining agents for any Nexen Employee which impose any obligations upon Nexen and/or any of its subsidiaries

“Common Shares”	the common shares in the capital of Nexen

“Company”
CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American depositary receipts are listed on the New York Stock Exchange

“Controlling Shareholder”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability

“Consideration”
the consideration of U.S.$27.50 in cash per Common Share, without interest, and C$26.00 in cash per Preferred Share, together with accrued and unpaid dividends thereon up to, but excluding, the Effective Time, without interest, as applicable

“Conditions”	the conditions precedent to completion of the Proposed Acquisition, details of which are set out in this announcement

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Court”	the Court of Queen’s Bench of Alberta, or other court as applicable

“Director(s)”	the directors of the Company

“Effective Time”	12:01 a.m. (Calgary local time) on the date shown on the Certificate of Arrangement giving effect to the Arrangement

“Final Order”	the final order of the Court approving the Plan of Arrangement

“Group”	the Company and its subsidiaries from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards

“Interim Order”	the interim order of the Court providing for, among other things, the calling and holding of the meeting of the holders of Common Shares and Preferred Shares

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“mboe”	thousand barrels-of-oil equivalent

“mmboe”	million barrels-of-oil equivalent

“Nexen”	Nexen Inc., a company incorporated under the CBCA whose securities are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol NXY

“Nexen Board”	the board of directors of Nexen

“Nexen Constating Documents”	the restated articles of incorporation and by-laws of Nexen and all amendments to such articles or by-laws

“Nexen Employees”	the officers, employees and independent contractors of Nexen and its subsidiaries

“Nexen Shares”	collectively, the Common Shares and the Preferred Shares

“Permitted Dividends”
in respect of Common Shares, a dividend not in excess of C$0.05 per Common Share per quarter consistent with Nexen’s current practice (including with respect to timing), and in respect of the Preferred Shares, regular quarterly dividends payable on the Preferred Shares in accordance with the terms of such Preferred Shares, as set out in Nexen’s Constating Documents

“Plan of Arrangement”	the plan of arrangement, substantially in the form set out in Schedule A to the Arrangement Agreement and any amendments or variations thereto

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan

“Preferred Shares”
the second series of preferred shares in the capital of Nexen designated as “Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2”, as constituted on the date of the Arrangement Agreement

“Preferred Shareholder Resolution”	the special resolution approving the Plan of Arrangement to be considered at the Nexen company meeting by the holders of Preferred Shares

“Proposed Acquisition”
the proposed acquisition of all the Common Shares and, if approved by at least two-thirds of the votes cast by the holders of the Preferred Shares as one class, the Preferred Shares by the Purchaser in accordance with the Arrangement Agreement

“Purchaser”	CNOOC Canada Holding Ltd., a wholly-owned subsidiary of the Company

“RMB”	the lawful currency of the PRC

“Share(s)”	ordinary share(s) of HK$ 0.02 each in the share capital of the Company

“Shareholder(s)”	registered holder(s) of the Share(s)

“US$”	United States dollars, the lawful currency of United States of America

“%”	percent.

For the purpose of illustration only, (i) the amounts denominated in C$ have been translated into HK$ at the exchange rate of C$1.00 to HK$7.66; and (ii) the amounts denominated in US$ have been translated into HK$ at the exchange rate of US$1.00 to HK$7.76, both being the exchange rates prevailing at the market closing on 20 July 2012. Such translations should not be construed as a representation that the relevant amounts have been, could have been, or could be converted at that or any other rate or at all.

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 23 July  2012
As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.2

FOR IMMEDIATE RELEASE

CNOOC Limited Enters Into Definitive Agreement to Acquire Nexen Inc.

July 23, 2012

HIGHLIGHTS

●	All-cash price of US$27.50 per Nexen common share

●	The price represents a premium of 61% to the closing price of Nexen’s common shares on the NYSE on July 20, 2012, and a premium of 66% to Nexen’s 20 trading-day volume-weighted average share price

●	Delivers significant and immediate value to Nexen shareholders

●	The transaction has received the unanimous approval of Nexen’s and CNOOC Limited’s Boards of Directors

●	The acquisition of Nexen enhances CNOOC Limited’s presence in Canada, Nigeria and the Gulf of Mexico, adds a significant presence in the U.K. North Sea and diversifies CNOOC Limited’s growth platform

●	The acquisition provides significant long-term benefits to Canada which are expected to include:

o
Establishing Calgary as CNOOC Limited’s North and Central American headquarters, which will manage Nexen’s global operations and CNOOC Limited’s existing operations in the region (comprising approximately US$8 billion of CNOOC Limited’s existing assets);

o	Intending to retain Nexen’s current management team and employees;

o	Enhancing capital expenditures on Nexen’s assets;

o	Intending to list CNOOC Limited shares on the TSX; and

o	Enhancing community and social commitments

CNOOC Limited (SEHK: 00883, NYSE: CEO) and Nexen Inc. (TSX: NXY, NYSE: NXY) announced today that they have entered into a definitive agreement under which CNOOC Limited will acquire all of the outstanding common shares of Nexen for US$27.50 per share in cash.

The purchase price represents a premium of 61% to the closing price of Nexen’s common shares on the NYSE on July 20, 2012, and a premium of 66% to Nexen’s 20 trading-day volume-weighted average share price. Total cash consideration of approximately US$15.1 billion will be paid for Nexen’s common and preferred shares, and Nexen’s current debt of approximately US$4.3 billion will remain outstanding. The transaction, which will be completed by way of a plan of arrangement, is expected to close in the fourth quarter of 2012.

The acquisition of Nexen expands CNOOC Limited’s overseas businesses and resource base in order to deliver long-term, sustainable growth. Nexen will complement CNOOC Limited’s large offshore production footprint in China and extends CNOOC Limited’s global presence with a high-quality asset base in many of the world’s most significant producing regions – including Western Canada, the U.K. North Sea, the Gulf of Mexico and offshore Nigeria – focused on conventional oil and gas, oil sands and shale gas. In addition, Nexen management’s current mandate will be expanded to include all of CNOOC Limited’s North American and Caribbean assets.

Nexen had average production of 207 mboe/d (after royalties) in Q2 2012. In accordance with SEC rules, Nexen had 900 mmboe of proved reserves and 1,122 mmboe of probable reserves as of December 31, 2011. In addition, as of December 31, 2011, Nexen had best estimate contingent resources of 5.6 billion boe in accordance with Canadian National Instrument 51-101, predominantly in the Canadian oil sands.

The transaction will be funded by CNOOC Limited’s existing cash resources and external financing.

Mr. Wang Yilin, Chairman of CNOOC Limited said, “The acquisition reflects our strong belief in Nexen’s rich and diverse portfolio of assets and world-class management and employees. This is an exciting opportunity for us to build on our existing joint venture relationship with Nexen in Canada, and to acquire a leading international platform in the process. We strongly believe that this acquisition will create long-term value for CNOOC Limited’s shareholders.”

Commenting on the acquisition, Mr. Barry Jackson, Chairman of the Board of Nexen, said, “This transaction delivers significant and immediate value to Nexen shareholders. The Nexen Board is unanimous in its view that the transaction is in the best interest of Nexen and recommends shareholders vote in favor of the transaction.”

Benefits to Canada

CNOOC Limited has been a significant investor in Canada since 2005, with total capital invested of C$2.8 billion. These investments include a stake in MEG Energy Inc. (www.megenergy.com), OPTI Canada Inc. (Nexen’s partner in the Long Lake steam assisted gravity drainage production facilities (“SAGD”) and Upgrader), and a 60% interest in Northern Cross (Yukon) Limited (www.northerncrossyukon.ca).

In connection with this transaction and also to demonstrate its commitment to Canada and the Canadian oil and gas industry, CNOOC Limited intends to carry out a number of plans including the following:

●
Following completion of the transaction, CNOOC Limited plans to establish Calgary as the head office of its North and Central American operations. This head office will be responsible for operating and growing Nexen’s assets in North and South America, Europe and West Africa and CNOOC Limited’s portfolio in Canada, the U.S. and Central America.

●	CNOOC Limited intends to retain Nexen’s current management team and employees.

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CNOOC Limited will implement and enhance Nexen’s current planned capital expenditure program, thereby investing significant capital in Canada and in Nexen’s other international assets. CNOOC Limited brings greater financial capacity to better realize the full potential of Nexen’s significant resource base.

●	CNOOC Limited intends to list its common shares on the TSX.

●
CNOOC Limited has a strong track record of outstanding corporate citizenship and social responsibility in Canada and the other jurisdictions around the world in which it operates. Consistent with its commitment to social responsibility, CNOOC Limited will build upon Nexen’s existing and highly regarded community and charitable programs, particularly with respect to First Nations and local communities.

●	Additionally, CNOOC Limited will continue to support oil sands research at Alberta universities and participate in the Canada’s Oil Sands Innovation Alliance (“COSIA”).

More information on CNOOC Limited’s global commitments to social responsibility can be found at http://www.cnoocltd.com/encnoocltd/default.shtml.

Mr. Li Fanrong, Chief Executive Officer of CNOOC Limited, said, “We believe the transaction provides a number of significant benefits to Canada and to Nexen. CNOOC Limited looks forward to welcoming all of Nexen’s employees to its worldwide team, and we will clearly benefit from having Nexen employees play an important part in our international business growth platform. In addition, the transaction is a reflection of our disciplined M&A strategy which is focused on resources, risk and return.”

Mr. Kevin Reinhart, interim Chief Executive Officer of Nexen, said “CNOOC Limited is one of the largest independent oil and gas exploration and production companies in the world. This transaction will allow for significant investment in our business and opens the door to new opportunities for our employees.”

Benefits to U.K., U.S. and Other Countries

Nexen’s assets in the U.K., U.S. and other countries will continue to be managed from its regional offices, and CNOOC Limited will retain the current management and employees in those operations as well as continue to work with local suppliers.

CNOOC Limited is committed to Nexen’s assets in the U.K., including current investment plans for the maintenance and development of all producing, development and exploration assets, including Buzzard and Golden Eagle, with opportunities for continued cooperation with U.K.-based suppliers. In the U.S., investments in exploration and development in the Gulf of Mexico will be maintained. In Nigeria, CNOOC Limited will continue Nexen’s partnership in the Usan project and maintain its active development, appraisal and exploration drilling campaign on Nexen’s Nigerian acreage. In all of these offshore areas, CNOOC Limited brings to the Nexen team supporting expertise based on its 30 year track record of offshore exploration and development. Nexen’s other international activities will be maintained as planned.

Recommendation of the Nexen Board of Directors

The Nexen Board of Directors, after consulting with its financial and legal advisors, has unanimously determined that the transaction is in the best interest of Nexen and that the consideration being offered to Nexen shareholders is fair from a financial point of view. The Nexen Board has resolved to unanimously recommend that Nexen common shareholders and preferred shareholders vote their shares in favor of the arrangement at the Special Meeting of shareholders to be held on or prior to September 21, 2012. In addition, the directors and senior officers of Nexen have advised Nexen that they intend to vote their shares in favor of the transaction.

Additional Information on the Transaction

The definitive agreement between CNOOC Limited and Nexen provides for, among other things, a non-solicitation covenant on the part of Nexen, subject to customary “fiduciary out” provisions, that entitles Nexen to consider and accept a superior proposal and a right in favor of CNOOC Limited to match any superior proposal. If the definitive agreement is terminated in certain circumstances, including if Nexen enters into an agreement with respect to a superior proposal or if the Board of Directors of Nexen withdraws or modifies its recommendation with respect to the proposed transaction, CNOOC Limited is entitled to a termination payment of US$425 million.

In addition, under the terms of the transaction, if approved by the holders of preferred shares in a separate class vote, CNOOC Limited will acquire the outstanding preferred shares of Nexen for a purchase price of C$26.00 per share in cash, plus any dividends accrued but unpaid at the time of closing. However, closing of the arrangement is not conditioned upon approval by the holders of the Nexen preferred shares.

Completion of the transaction is subject to customary closing conditions, including court approval of the arrangement; approval of two-thirds of the votes cast by holders of common shares in person or by proxy at the meeting; and applicable government and regulatory approvals by, among others, the relevant authorities in Canada, the U.S., the EU (if required) and China. A termination payment of US$425 million will be payable by CNOOC Limited to Nexen should the transaction not close for China regulatory reasons. Nexen common and preferred shareholders will be asked to vote on the transaction at a special meeting of Nexen. CNOOC Limited has obtained approval for the transaction from its majority stockholder. Full details of the transaction will be included in an information circular to be mailed to Nexen common and preferred shareholders in accordance with applicable securities law.

A copy of the arrangement agreement, the information circular and related documents will be filed with Canadian securities regulators and the U.S. Securities and Exchange Commission and will be available at  www.sedar.com and www.sec.gov/edgar.

CNOOC Limited's financial advisors are BMO Capital Markets and Citigroup Global Markets Inc. CNOOC Limited’s legal advisors are Stikeman Elliott LLP and Davis Polk & Wardwell LLP. Nexen’s financial advisors are Goldman Sachs and RBC Capital Markets and its legal advisors are Blake Cassels & Graydon LLP and Paul, Weiss, Rifkind, Wharton and Garrison LLP.  Legal advisors to the Nexen board are Richard A. Shaw Professional Corp. and Burnet, Duckworth & Palmer LLP.

About Nexen

Nexen is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

About CNOOC Limited

CNOOC Limited is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. CNOOC Limited primarily engages in exploration, development, production and sales of oil and natural gas and has four major producing areas in offshore China as well as oil and gas assets in Asia, Africa, North America, South America and Oceania. As of December 31, 2011, CNOOC Limited owned net proved reserves of approximately 3.19 billion boe, and its net production averaged 909,000 boe/d. CNOOC Limited was incorporated in 1999 and was listed on the Hong Kong Stock Exchange and the New York Stock Exchange in 2001.

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Notes to Editors:

More information about the CNOOC Limited is available at http://www.cnoocltd.com and CNOOC Canada Inc. is available at http://www.cnooccanada.com.

Forward Looking Statements and Information

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws and which are based on the expectations, estimates and projections of management of the parties as of the date of this news release unless otherwise stated. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the anticipated benefits of the transaction to the parties, their respective securityholders and certain of the countries in which Nexen operates; the timing and anticipated receipt of required regulatory, court and securityholder approvals for the transaction; the ability of the parties to satisfy the other conditions to, and to complete, the transaction; and the anticipated timing of the meeting of Nexen securityholders to consider the transaction and for the closing of the transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed transaction and the anticipated timing for completion of the transaction, Nexen and CNOOC Limited have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail securityholder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, securityholder, stock exchange and other third party approvals, including but not limited to the receipt of applicable foreign investment approval required in Canada, the United States and elsewhere and the required approvals from the Government of the People's Republic of China and in other foreign jurisdictions; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the transaction; and other expectations and assumptions concerning the transaction and the operations and capital expenditure plans of Nexen following completion of the transaction. The anticipated dates provided may change for a number of reasons, including unforeseen delays in preparing securityholder meeting materials, the inability to secure necessary securityholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the transaction include the failure of Nexen and CNOOC Limited to obtain necessary securityholder, regulatory, court and other third party approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the transaction, in a timely manner, or at all.  Failure to so obtain such approvals, or the failure of the parties to otherwise satisfy the conditions to or compete the transaction, may result in the transaction not being completed on the proposed terms, or at all.  In addition, if the transaction is not completed, and Nexen continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of Nexen to the completion of transaction could have an impact on Nexen's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Nexen.  Furthermore, the failure of Nexen to comply with the terms of the definitive agreement may result in Nexen being required to pay a fee to CNOOC Limited, the result of which could have a material adverse effect on Nexen's financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements and information contained in this press release are made as of the date hereof and the parties undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Information Regarding Disclosure of Reserves and Contingent Resources

This news release contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves.  "Contingent resources" are defined in the Canadian Oil and Gas Evaluation Handbook as "those quantities of petroleum estimated, as of given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.  It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage."  The contingent resource estimates in this press release are presented as the "best estimate" of the quantity that will actually be recovered, meaning that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided in this press release.

Estimates of Nexen's proved and probable reserves contained in this news release have been prepared in accordance with SEC rules.  For reserves estimates calculated in accordance with Canadian National Instrument 51-101, readers are referred to Nexen's Annual Information Form for the year ended December 31, 2011, which has been filed under Nexen's SEDAR profile at www.sedar.com and on Form 40-F filed with the SEC.

This news release also contains references to "boe" (barrels of oil equivalent). Boes may be misleading, particularly if used in isolation. Nexen and CNOOC Limited have adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to boes. Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

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For further enquiries to CNOOC Limited, please contact:

Ms. Michelle Zhang Deputy Manager, Media / Public Relations CNOOC Limited Tel: +86-10-8452-6642 Fax: +86-10-8452-1441 E-mail: MR@cnooc.com.cn	Mr. Peter Hunt Spokesperson of CNOOC Limited in Canada Tel: + 403 268 7870 Fax: + 403 299 9389 E-mail: peter.hunt@hkstrategies.ca

For further enquiries to Nexen, please contact:

Investor relations: Janet Craig Vice President, Investor Relations Tel: + 403 699 4230 E-mail janet_craig@nexeninc.com	Media and general inquiries: Pierre Alvarez Vice President, Corporate Relations Tel : + 403 699 5202 E-mail : pierre_alvarez@nexeninc.com